1094036

02016430

FORM 6-K

2-25-02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

As at February 25, 2002

FEB 26 2002

CryptoLogic Inc.

1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada
M4S 1Y5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report:

No.	Document
1.	**Press Release dated February 19, 2002 – "CryptoLogic Launches Java Versions Of Most Popular Casino Games".**
2.	**Press Release dated February 14, 2002 – "Sports.com Chooses CryptoLogic Software To Extend Internet Casino Action To Millions of European Users".**
3.	**Press Release dated February 4, 2002 – "CryptoLogic Reports Solid Q4 & Fiscal 2001 Results".**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2002

CRYPTOLOGIC INC.

By:____________________
James A. Ryan
Chief Financial Officer

CRYPTOLOGIC

www.cryptologic.com

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

CRYPTOLOGIC LAUNCHES JAVA VERSIONS OF MOST POPULAR CASINO GAMES

New instant-play games bring online casino excitement to more players ... fast

February 19, 2002 (Toronto, ON) – CryptoLogic Inc., a leading software supplier to the Internet gaming and e-commerce industries, announced today the launch of instant-play Java versions of 14 of its most popular casino games. The ease of no-download Java games supports CryptoLogic's strategy to offer consumer-friendly products to help its licensees extend their market reach and create profitable, sustainable Internet businesses.

"CryptoLogic's new no-download Internet casino games offer quick and easy play, a strong appeal to the casual gamer," said President and CEO Jean Noelting. "Internet gaming is moving to mainstream entertainment, and the ease of Java games will help our licensees attract new players and target the larger recreational market. People can play right away using Java games, or enjoy a richer gaming experience by downloading our state-of-the-art software. It's all about choice."

Backed by the technical excellence and proven security features for which CryptoLogic is known, players can simply click and immediately start enjoying the same great online casino games with these new Java-based versions. Java technology provides a robust gaming experience without the wait of a large software download. Players gain ease-of-use, instant-play and increased choice within a single account – they can try games quickly and easily before committing to a download; get playing right away while downloading the richer software games in the background; easily switch between Java or download games; or enjoy the convenience of being able to play on different computers. Because Java is platform independent, licensees can also tap into an expanded new market – Macintosh users.

CryptoLogic's initial Java offering features the favorites – Blackjack and Spice Island Poker table games, as well as eight Video Poker games and four Java Video Slots including popular progressive jackpot games, Super Jackpot and Shoot-O-Rama.

About CryptoLogic

CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.0 million common shares outstanding (14.5 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

For Further Information please contact:
Jean Noelting, President & CEO, CryptoLogic (416) 545-1455
Nancy Chan-Palmateer, Director of Communications, CryptoLogic (416) 545-1455, nancycp@cryptologic.com

Daniel Tisch or Allison Morris, Environics Communications (media only)
Tel. (416) 920-9000, ext. 260 / 239 dtisch@pr.environics.ca / amorris@pr.environics.ca

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC

FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

www.cryptologic.com

SPORTS.COM CHOOSES CRYPTOLOGIC SOFTWARE TO EXTEND INTERNET CASINO ACTION TO MILLIONS OF EUROPEAN USERS

February 14, 2002 (Toronto, ON) – CryptoLogic Inc., a leading software supplier to the Internet gaming and e-commerce industries, is pleased to announce today further expansion into the European gaming market with Sports.com, one of the world's largest Internet sports brands and Europe's leading digital sports channel. Through a license agreement with CryptoLogic's wholly owned subsidiary WagerLogic Limited, Sports.com will use CryptoLogic's robust online gaming technology to extend exciting Internet casino gaming to the millions of users that visit Sports.com. The arrangement with CryptoLogic will also give Sports.com the ability to offer regulated online sports betting services to non-US players at other CryptoLogic licensees. CryptoLogic has taken a financial interest in Sports.com to secure these long-term agreements.

"Sports.com is an exceptional opportunity to increase CryptoLogic's European reach," said Jean Noelting, president and CEO. "This newest licensee is a perfect fit with CryptoLogic's strategic priorities: a new brand name relationship and a major European play that expands our international business. By leveraging its brand strength, extensive user community and European-wide marketing network, Sports.com has a winning combination for leadership in today's competitive online gaming market."

Sports.com is one of the largest Internet sports brand and content providers in the world. Published in five languages, Sports.com has the highest traffic digital network for sports information and betting in Europe with almost 7 million audited unique users via the Internet and wireless devices. Regulated and operating in the UK, Sports.com provides its global users – no U.S. bets accepted – an online wagering service on all major sports and events as a natural complement to its real-time, live and comprehensive sports coverage.

Sports.com is the primary sports content provider to some of the world's best-known online news sites in the UK, France, Germany, Spain, Italy and the U.S. including Yahoo, AOL and Lycos as well as supplying news and results to more than 30 newspapers in the UK. Sports.com's broad reaching success has been supported by strong financial partners such as Soros Private Equity Partners, IMG, Reuters and Goldman Sachs.

Tom Jessiman, CEO of Sports.com said, "It's only fitting to bring together CryptoLogic's expertise in online casinos to complement Sports.com's rapidly developing sports betting business. This strategic relationship leverages our extensive user base and leadership position as Europe's champion sports destination on the Web. We can capitalize on the power of the Sports.com brand and our European-wide presence to dramatically grow our business, drive incremental revenue and enhance customer relationships. We are also excited about the opportunity to offer a fully regulated sports betting option to non-US players at other CryptoLogic's licensees just as we currently do for a number of notable affiliate partners."

Targeted for launch this Spring, Sports.com's new online casino games will be initially Java-based for instant-play and in British Pounds Sterling, which will make it easy and convenient for its users.

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

CryptoLogic has taken a financial interest in Sports.com for approximately US$6.0 million to secure long term agreements at a higher revenue share, a preferential position on advertising and promotion through Sports.com's extensive network and an opportunity to increase CryptoLogic's position.

About Sports.com Limited

Sports.com (http://www.sports.com) is the leading European Internet and mobile data provider of sports content, community, commerce and betting. Sports.com is the most visited European digital sports channel, with European coverage in English of football, rugby, Formula One, cricket, boxing, tennis and golf as well as all sports in local languages in France, Germany, Italy, Ireland and Spain.

Sports.com is the primary sports content provider in the United Kingdom for AOL and The Financial Times' FT.com, in France for Les Echos, in Germany for Freenet and GMX, in Italy for Virgilio and in five countries for Lycos Europe. Sports.com is the exclusive online advertising partner of Manchester United (www.manutd.com), the Open Championship (www.opengolf.com) and the French National Olympic Team (www.franceolympique.com) and is the official sports partner of www.wimbledon.org (Official Wimbledon Championships Site). Sports.com is the official betting partner of ITV's Football and F1 sites, (www.itv.com/football) (www.itv-f1.com) and Arsenal.com (www.arsenal.com).

About CryptoLogic

CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic, a wholly owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.1 million common shares outstanding (14.5 million shares fully diluted). For more information, visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:
Jean Noelting, President & CEO, CryptoLogic (416) 545-1455
Nancy Chan-Palmateer, Director of Communications, CryptoLogic (416) 545-1455, nancycp@cryptologic.com

Daniel Tisch or Allison Morris, Environics Communications (media only)
Tel. (416) 920-9000, ext. 260 / 239; dtisch@prenvironics.ca / amorris@pr.environics.ca

CRYPTOLOGIC

NEWS FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSE: CRY

www.cryptologic.com

CRYPTOLOGIC REPORTS SOLID Q4 & FISCAL 2001 RESULTS

High margin growth in 2001; Profitable outlook to continue in 2002

February 4, 2002 (Toronto, ON) – CryptoLogic Inc., a leading supplier of software to the Internet gaming and e-commerce industries, today announced its financial results for the fourth quarter and year ended December 31, 2001. Management also provides profitable targets for the first quarter and 2002 year. All financial figures are expressed in U.S. dollars.

"CryptoLogic continues to deliver some of the healthiest margins and quality earnings on the street – both in the online gaming and technology markets," said Jean Noelting, president and CEO. "We are pleased to report strong 2001 performance in line with our preliminary announcement. Even in a challenging year that closed on a softer note, we exceeded our 20% revenue growth objective and were near our 45% net margins target."

Noelting continued, "2002 will most definitely be another profitable year for CryptoLogic. Although in light of prevailing market conditions in the U.S., Management has taken a very conservative view. Accordingly, we are providing guidance of 10-15% revenue growth. Given lower revenue and high development costs for new products, net margins are expected to be between 35-40% for fiscal 2002. First quarter will reflect the bottom of the growth curve for 2002. Return to stronger momentum will be aggressively phased in the latter half of the year as growth initiatives including Littlewoods, new licensees and new Java, bingo and poker products roll out and gain traction. Given CryptoLogic's extensive share repurchases, 10-20% earnings per share growth year-over-year remain realistic targets."

Internet gaming is in its formative years, therefore will have its ups and downs. The reality is that the industry is a multi-billion dollar business and is here to stay. In this developing market, CryptoLogic has continued to grow upward over the long term and thrive with double-digit growth, strong margins and positive cash flow as evidenced by its 2001 performance.

CryptoLogic has demonstrated clear leadership, continues to diversify in regulated international markets that are embracing online gaming and most importantly, makes money. While current pressures on the industry will impact the company in the short-term, CryptoLogic starts 2002 on solid ground and will continue to distinguish itself as a fundamentally strong growth organization.

Strong 2001 Performance

Revenue for the fourth quarter of 2001 increased 15% to $11.2 million compared to $9.7 million in the corresponding 2000 period. This excludes interest income of $0.3 million in 2001 down significantly compared to $0.9 million in the prior year quarter. Interest income was historically part of total revenue, but effective the first quarter of 2001 has been reclassified and is shown below income from operations in the consolidated statements of income.

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

In its year-end review, Management has decided to write-off the $1.3 million associated with the insurance claim arising from the system intrusion, which occurred in 2001. While the claim is subject to ongoing investigation, the company felt a prudent and conservative approach was appropriate. Consequently, net income for the 2001 fourth quarter was $3.7 million or $0.28 per share ($0.25 per share on a fully diluted basis), compared to $4.1 million or $0.29 per share ($0.27 per share on a fully diluted basis) last year. Without this one-time expense, CryptoLogic would have posted net income in line with preliminary results of $4.2 million or $0.32 per share ($0.29 per share on a fully diluted basis).

For fiscal 2001, revenue rose 27% to $43.6 million compared to $34.4 million last year. Net income was up 17% to $18.1 million or $1.33 per share ($1.21 per share on a fully diluted basis) versus $15.5 million or $1.18 per share ($1.03 per share on a fully diluted basis). As a result, net margins for fiscal 2001 were 42%. Again excluding the one-time expense, net income would have been up 20% to $18.6 million or $1.37 per share ($1.25 per share on a fully diluted basis) and translating into net margins of 43%.

CryptoLogic remains well funded with $59.6 million in total cash at the end of 2001, which the company will continue to leverage for share repurchases, future acquisitions and growth plans.

Cash reserves continue to be well deployed in the company's stock buy backs as a means to enhancing shareholder value. During fiscal 2001, 1,377,603 shares were repurchased at a cost of $17.3 million through the company's normal and substantial issuer bids. Subsequent to year-end, CryptoLogic completed a second Dutch auction and bought back another 1 million shares at a cost of $17.5 million.

CryptoLogic continues to take advantage of its regular buy back program in 2002. Since the resumption of the normal plan on January 12 up to January 31, 2002, the company has repurchased 90,000 shares of the remaining 381,000 shares available in the program until expiry on May 17, 2002.

FINANCIAL HIGHLIGHTS
(in millions of US dollars, except per share disclosure)

	Fourth Quarter Ended December 31,			**Years Ended December 31,**		
	2001	**2000**	**% Change**	**2001**	**2000**	**% Change**
Revenue	$11.2	$9.7	15%	$43.6	$34.4	27%
Interest income	$0.3	$0.9	(62%)	$2.2	$3.2	(32%)
Net income	$3.7	$4.1	(10%)	$18.1	$15.5	17%
Earnings per share	$0.28	$0.29	(3%)	$1.33	$1.18	13%
Fully diluted EPS	$0.25	$0.27	(7%)	$1.21	$1.03	17%
Average number of shares	13.3	14.2		13.6	13.1	
Avg. fully diluted number of shares	14.6	15.4		14.9	15.1	

Internet gaming is a major business, but market dynamics continue to change. The industry is getting broader, more sophisticated and competitive. As a result, CryptoLogic's objectives emphasize marketing, consumer-oriented development, regulatory compliance and brand name, land-based customers as the keys to sustainable, profitable growth. Against these business goals, CryptoLogic is making important strides.

In the third quarter of 2001, CryptoLogic signed Littlewoods Leisure, another top UK gaming brand fitting CryptoLogic's criteria – a trusted name, an established customer base of 1.6 million households, and priority focus in Europe. Littlewoods' online casino will be one of the world's first highly regulated sites and licensed in the Isle of Man.

In fiscal 2001, CryptoLogic expanded regulatory compliance into multi-jurisdictions. CryptoLogic leveraged its multi-million dollar investment in strict Australian certification to pursue compliance in the Isle of Man and Alderney – major new markets recently opened by the British government for regulated online gaming and adhering to strict regulations consistent with land-based gaming standards.

CryptoLogic's development strategy has shifted from a technical focus to player-oriented functionality. New features introduced in 2001 focused on increasing customer loyalty and included: progressive games that offer some of the world's largest jackpots on the Web; the convenience of a new pound sterling casino offering for a growing European player base; continuing investment in customer relationship management software for sophisticated licensee user analysis; and 5th generation software release with new tournaments and VIP features.

CryptoLogic's acquisition of WinnerOnLine, a well-regarded provider of player-focused gaming content with more than 350,000 unique visitors each month, is providing licensees an excellent marketing channel to attract new users. As well, new bingo and poker products will be released in the next few months, further contributing to revenue growth in 2002.

Profitable Targets for First Quarter and 2002 Year

CryptoLogic forecasts continued profitability with a stronger growth trend expected in the second half of 2002. The financial impact of certain credit card issuers no longer accepting online gaming transactions – primarily in the U.S. – and the delayed launch of Littlewoods and new verticals are expected to continue in the short term. While growth initiatives offer exciting potential to offset current revenue pressures, Management has tempered its 2002 targets until further assessment.

The first quarter will be profitable, but expected to be the weakest period in 2002. This year's first quarter will be affected by reduced revenue due to the credit card situation, higher expenses associated with the development of bingo and poker and a significant drop in interest income because of declining interest rates and substantial buy back of shares.

Expenses will remain high in the first half of 2002 due to the launch of new bingo and poker products and the addition of a Java development team. Offsetting revenue growth is anticipated to contribute materially in the latter half of the year. Management will control expenses to commensurate with revenue to ensure healthy margin levels.

- First quarter 2002: Revenue projected between $8.5-$9.5 million; net profits ranging $2.0-$2.5 million; net margins at 24-26%; fully diluted earnings per share of $0.15-$0.19.
- Fiscal 2002: Revenue projected between $45.0-$50.0 million; net income between $17.0-$20.0 million; net margins at 38-40%; fully diluted earnings per share of $1.27-$1.49.
- Expenses: Reduce expenses by $2.0-$3.0 million on an annualized basis, implemented by first half of 2002.

The current market adjustment from primarily credit cards to cash-funded payment methods will not stem the growing global demand for Internet gaming – an estimated $2.5 billion market today and forecasted to grow to $5.0 billion by 2003.

In the short term, CryptoLogic continues to expand non-credit card payment choices for its licensees' players. Recent additions include cash incentives to use checks, instant credit approval for preferred clients and PayPal, a popular electronic payment form used by 12 million consumers. As more users migrate to these cash-funded alternatives, CryptoLogic continues to see weekly improvements.

CryptoLogic's long-term strategy stays focused on increasing its global reach, particularly in Europe – a thriving and well-regulated marketplace. The company's international business continues to grow strongly, which has contributed to CryptoLogic's increasing European revenue mix. Littlewoods' pound sterling online casino will further strengthen CryptoLogic's international diversification.

The above forward-looking statements are based on the company's current expectations and are subject to risks and uncertainties. Actual results may differ materially.

Analyst Call

A conference call is scheduled for 8:30 a.m. (EST) on Monday, February 4, 2002. Interested parties should call either 1-800-478-9326 or 416-695-5801. Instant replay will be available until February 11, 2002 by calling 1-800-408-3053 or 416-695-5800, passcode 1064286.

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per share disclosure)

	For the three months ended December 31		Years ended December 31	
	2001	**2000**	**2001**	**2000**
Revenue	**$11,185**	$9,701	**$43,550**	$34,390
Expenses:				
Software development and support	**6,670**	4,714	**21,978**	16,367
General and administrative	**1,086**	844	**3,818**	3,024
Finance	**106**	73	**332**	201
Amortization	**136**	86	**353**	227
	7,998	5,717	**26,481**	19,819
Income from operations	**3,187**	3,984	**17,069**	14,571
Interest income	**342**	895	**2,215**	3,254
Income before income taxes	**3,529**	4,879	**19,284**	17,825
Income taxes	**(135)**	802	**1,206**	2,340
Net Income	**$3,664**	$4,077	**$18,078**	$15,485
Basic Earnings per Share	**$0.28**	$0.29	**$1.33**	$1.18
Fully Diluted Earnings Per Share	**$0.25**	$0.27	**$1.21**	$1.03
Weighted average number of shares	**13,262**	14,188	**13,567**	13,103
Weighted avg. fully diluted no. of shares	**14,624**	15,398	**14,944**	15,070

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
As at December 31, 2001 and 2000
(in thousands of U.S. dollars)

	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$42,822	$42,696
Restricted cash	16,800	14,000
Reserve with a credit card processor	144	1,217
Accounts receivable	697	1,435
Income taxes recoverable	408	--
Prepaid expenses and other	768	839
	61,639	60,187
Investments	2,480	1,430
Capital assets	2,949	839
Intangible assets	337	--
Goodwill	1,040	--
	$68,445	$62,456
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$2,704	$2,154
Accrued liabilities	1,389	876
Income taxes payable	--	2
Funds held on deposit	3,263	1,814
	7,356	4,846
Shareholders' equity		
Capital stock	8,720	6,477
Retained earnings	52,369	51,133
	61,089	57,610
	$68,445	$62,456

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2001 and 2000
(in thousands of U.S. dollars)

	2001		2000	
	Number of shares (000's)	**Stated value**	Number of shares (000's)	Stated value
Common shares:				
Balance, beginning of year	**14,079**	**$6,455**	8,974	$3,643
Repurchase of shares	**(1,377)**	**(444)**	(490)	(162)
Exercise of stock options	**275**	**1,908**	195	1,143
Exercise of Class A purchase warrant	**--**	**--**	5,400	1,831
Exercise of Class C purchase warrant	**160**	**529**	--	--
	13,137	**8,448**	14,079	6,455
Series C warrants:				
Balance, beginning of year	**160**	**22**	160	22
Exercise of Series C warrants	**(160)**	**(22)**	--	--
Balance, end of year	**--**	**--**	160	22
Series F warrants:				
Issued during the year	**30**	**272**	--	--
Total capital stock		**8,720**		6,477
Retained earnings, beginning of year		**51,133**		42,175
Net income		**18,078**		15,485
Excess of repurchase price of common shares over stated value		**(16,842)**		(6,527)
Retained earnings, end of year		**52,369**		51,133
Total shareholders' equity		**$61,089**		$57,610

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000
(in thousands of U.S. dollars)

	2001	2000
Cash flows from (used in) operating activities:		
Net income	**$18,078**	$15,485
Amortization which does not involve cash	**353**	227
Changes in operating assets and liabilities:		
Restricted cash	**(2,800)**	(8,960)
Reserve with a credit card processor	**1,073**	(586)
Accounts receivable	**813**	(1,487)
Income taxes	**(477)**	(775)
Prepaid expenses and other	**71**	181
Accounts payable	**499**	591
Accrued liabilities	**513**	587
Funds held on deposit	**1,449**	722
	19,572	5,985
Cash flows from (used in) financing activities:		
Issue of capital stock	**2,415**	2,974
Repurchase of common shares	**(17,286)**	(6,689)
	(14,871)	(3,715)
Cash flows from (used in) investing activities:		
Purchase of domain name	**(20)**	--
Purchase to capital assets	**(2,420)**	(551)
Acquisition, net of cash acquired of $181	**(1,085)**	--
Investments	**(1,050)**	--
	(4,575)	(551)
Increase in cash and cash equivalents	**126**	1,719
Cash and cash equivalents, beginning of year	**42,696**	40,977
Cash and cash equivalents, end of year	**$42,822**	$42,696
Supplemental cash flow information:		
Income taxes paid	**$1,616**	$3,115
Interest received	**2,331**	3,641
Supplemental disclosure relating to non-cash financing and investing activities:		
Acquisition of investments	**--**	b$350
Issuance of warrants on business acquisition	**$272**	--

About CryptoLogic
CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to innovate and develop state of the art Internet software applications for both the electronic commerce and Internet gaming industries.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.1 million common shares outstanding (14.5 million shares fully diluted). For information on CryptoLogic and WagerLogic, the licensing subsidiary of CryptoLogic, please visit www.cryptologic.com and www.wagerlogic.com.

For Further Information please contact:
Jean Noelting, President and CEO, CryptoLogic (416) 545-1455
Nancy Chan-Palmateer, Director of Communications, CryptoLogic (416) 545-1455, nancycp@cryptologic.com

Dan Tisch or Allison Morris, Environics Communications (media only)
(416) 920-9000, ext. 260 or 239; dtisch@pr.environics.ca / amorris@pr.environics.ca

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.